                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   FORM 11-K

                            -----------------------

                                 ANNUAL REPORT

                       Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1996

                         Commission File Number 1-6446

                            ------------------------

                                K N Energy, Inc.
                        Profit Sharing and Savings Plan

                                K N Energy, Inc.
                                P.O. Box 281304
                         Lakewood, Colorado 80228-8304

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        K N ENERGY, INC.
                                        PROFIT SHARING AND SAVINGS PLAN

                                   By:       /s/ Martha B. Wyrsch
                                             ----------------------------------

                                   Name:     Martha B. Wyrsch
                                             ----------------------------------

                                   Title:    Vice President
                                             ----------------------------------

                                   Date:     June 30, 1997

                                K N ENERGY, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                           PAGE
                                                                           ----

Report of Independent Public Accountants                                   5-6

Consent of Independent Public Accountants                                  7

Statements of Financial Condition-
      December 31, 1996 and 1995                                           8

Statements of Income and Changes in Plan Equity
      for the Years Ended December 31, 1996, 1995
      and 1994.                                                             9

Notes to Financial Statements                                              10-17

Schedule I - Allocation of Plan Assets and Liabilities to Investment       18-19
   Programs - December 31, 1996 and 1995

Schedule II - Allocation of Plan Income and Changes in Plan Equity to      20-22
   Investment Programs for the Years Ended December 31, 1996, 1995
   and 1994

Schedule III - Item 27a - Schedule of Plan Assets Held for Investment      23
   Purposes as of December 31, 1996

Schedule IV - Item 27d - Schedule of Reportable Transactions for the       24
   Year Ended December 31, 1996

          K N ENERGY, INC.
            PROFIT SHARING AND SAVINGS PLAN

          FINANCIAL STATEMENTS
          AS OF DECEMBER 31, 1996 AND 1995
          TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator,
   K N Energy, Inc. Profit Sharing
   and Savings Plan:

We have audited the accompanying statements of financial condition of the K N ENERGY, INC. PROFIT SHARING AND SAVINGS PLAN (the "Plan"), as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements and supplemental schedules referred to below are the responsibility of K N Energy, Inc. (the "Plan Administrator"). Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1996 and 1995, and the Plan income and changes in Plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As further discussed in Note 5 to the financial statements, the Board of Directors of K N Energy, Inc., the Plan's sponsor, voted to merge the American Oil and Gas Corporation 401(k) Retirement and Savings Plan into the Plan as of March 27, 1996.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allocation of Plan Assets and Liabilities to Investment Programs, Allocation of Plan Income and Changes in Plan Equity to Investment Programs, Schedule of Plan Assets Held for Investment Purposes and Schedule of Reportable

Transactions are presented for purposes of complying with Securities and Exchange Commission requirements and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /S/ AUTHUR ANDERSEN LLP


Denver, Colorado,
  June 20, 1997.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-24934.


                              /S/  ARTHUR ANDERSEN LLP



Denver, Colorado,
  June 27, 1997.

                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


         STATEMENTS OF FINANCIAL CONDITION - DECEMBER 31, 1996 AND 1995



                                  ASSETS                    1996                1995
                                  ------                ------------        ------------

                                                                  (Schedule I)
INVESTMENTS, at market value (Notes 1 and 2):
     K N Energy, Inc. common stock                      $ 67,052,748        $ 53,171,364
     Voyager Fund                                         24,673,000          21,101,795
     Global Growth Fund                                           --           8,551,622
     Fund for Growth and Income                           17,550,702          14,194,547
     Income Fund                                           6,196,452           6,978,673
     International Growth Fund                            10,106,065                  --
     U.S. Government Income Trust                                 --          10,222,326
     Money Market Fund                                    11,192,525             697,360
     Participant loans                                     1,434,084           1,100,816
                                                        ------------        ------------
                                                         138,205,576         116,018,503

CASH                                                          49,115                  --

RECEIVABLES:
     K N Energy, Inc. (Notes 1 and 2)                      6,654,828           5,062,761
     Interest and dividends                                   23,790              64,910
                                                        ------------        ------------
               Total assets                             $144,933,309        $121,146,174
                                                        ============        ============

                          LIABILITIES AND PLAN EQUITY

LIABILITIES                                             $         --        $         --

PLAN EQUITY                                              144,933,309         121,146,174
                                                        ------------        ------------
               Total liabilities and Plan equity        $144,933,309        $121,146,174
                                                        ============        ============


              The accompanying notes and schedules are an integral
                      part of these financial statements.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                        1996                 1995                   1994
                                                   -------------         -------------         -------------
                                                                         (Schedule II)

CONTRIBUTIONS (Notes 1 and 2):
     Employer                                      $   6,659,842         $   5,062,761         $   2,324,070
     Employee                                          3,857,429             3,717,443             2,246,065
                                                   -------------         -------------         -------------
                                                      10,517,271             8,780,204             4,570,135
                                                   -------------         -------------         -------------
EARNINGS (LOSSES) FROM INVESTMENTS
     (Note 2):
        Net appreciation (depreciation) in
           market value of investments                20,959,665            20,670,351            (6,625,234)
        Interest                                         126,648                63,455               385,559
        Dividends                                      6,817,268             5,748,740             3,885,135
                                                   -------------         -------------         -------------
               Total earnings (losses) from
                  investments                         27,903,581            26,482,546            (2,354,540)

DISTRIBUTIONS:
     Directly to participants                        (18,455,415)          (15,436,519)           (4,331,688)
     To insurance company for provision of
        benefits, net of policy dividends                (37,068)              (17,043)               (8,811)
     Administration fees                                  (9,196)               (9,450)                   --
                                                   -------------         -------------         -------------
               Total distributions                   (18,501,679)          (15,463,012)           (4,340,499)
                                                   -------------         -------------         -------------
TRANSFERS FROM RELATED PLANS
     (Notes 1 and 5)                                   3,867,962               210,690            21,725,256
                                                   -------------         -------------         -------------

NET INCREASE IN PLAN EQUITY
     DURING THE YEAR                                  23,787,135            20,010,428            19,600,352

PLAN EQUITY, beginning of year                       121,146,174           101,135,746            81,535,394
                                                   -------------         -------------         -------------

PLAN EQUITY, end of year                           $ 144,933,309         $ 121,146,174         $ 101,135,746
                                                   =============         =============         =============


           The accompanying notes and schedules are an integral
                      part of these financial statements.

                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


(1)  DESCRIPTION OF THE PLAN

     General

The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. (the "Company"), was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). The Profit Sharing Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Profit Sharing Plan is the surviving plan of a merger effective July 1, 1994 of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") into the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the Profit Sharing and Savings Plan (the "Plan"). The amounts from the 401(k) Plan resulting from the merger are reflected as Transfers from Related Plan in the accompanying 1994 Statement of Income and Changes in Plan Equity.

Benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

     Contributions

Participants may elect to make pretax contributions totaling from 1% to 15% of their annual compensation, limited by requirements of the Internal Revenue Code. Participants may discontinue their election to contribute at any time.

For each Plan year, the Company contributes to the Plan 10% of the total compensation (excluding bonuses) paid to eligible employees during that year, or 10% of the eligible net profit, as defined, of the Company for that year, whichever is less. The 1996, 1995 and 1994 contributions were based on eligible net income. The total Company contribution was $6,659,842, $5,062,761 and $2,324,070 in 1996, 1995 and 1994, respectively.

Beginning with the Company contribution in 1990, 50% of each participant's portion of the annual Company contribution must be designated to the fund consisting of the Company's common stock, K N Energy, Inc. Common Stock Fund. Participants are not allowed to transfer their investments until age 55. The participant can invest the remaining 50% in their investment elections.

Under IRS regulations,annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as employer contributions and employee contributions.


     Investment Programs

Participants may designate, their allocated portion of the contribution in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 1996 and 1995 and 1994 are briefly described as follows:

          K N ENERGY, INC. COMMON STOCK FUND--This program consists of shares of the Company's common stock. At December 31, 1996, 1,868 participants held 1,708,350 shares with a cost of $16,488,176 and a market value of $67,052,748. At December 31, 1995, 1,807 participants held 1,825,626 shares with a cost of $15,677,538 and a market value of $53,171,364.

          PUTNAM VOYAGER FUND--This program consists of investments in common stocks of small companies that is managed by Putnam Investment Management, Inc. At December 31, 1996, 1,441 participants held 1,530,583 shares with a cost of $20,300,553 and a market value of $24,673,000. At December 31, 1995, 1,334 participants held 1,383,725 shares with a cost of $17,015,802 and a market value of $21,101,795.

          PUTNAM GLOBAL GROWTH FUND--This program seeks capital appreciation by investing primarily in common stocks traded in security markets located in a number of foreign countries and in the United States. At December 31, 1996, 0 participants held 0 shares with a cost of $0 and a market value of $0. As of December 30, 1996, this no longer an investment election. At December 31, 1995, 1,009 participants held 856,018 shares with a cost of $8,431,112 and a market value of $8,551,622.

          PUTNAM FUND FOR GROWTH AND INCOME--This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 1996, 1,150 participants held 973,957 shares with a cost of $14,554,501 and a market value of $17,550,702. At December 31, 1995, 1,112 participants held 876,748 shares with a cost of $12,333,755 and a market value of $14,194,547.

          PUTNAM INCOME FUND--This program invests primarily in corporate bonds from credit worthy companies. At December 31, 1996, 632 participants held 883,945 shares with a cost of $5,955,009 and a market value of $6,196,452. At December 31, 1995, 674 participants held 965,239 shares with a cost of $6,462,876 and a market value of $6,978,673.

          PUTNAM NEW OPPORTUNITIES FUND--Invests in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth. This fund became an investment option as of December 30, 1996. This fund had no activity as of yearend.

          PUTNAM U.S. GOVERNMENT INCOME TRUST--This program invests in a portfolio of government obligations. At December 31, 1996, 0 participants held 0 shares with a cost of $0 and a market value of $0. As of December 30, 1996, this is no longer an investment election. At December 31, 1995, 913 participants held 775,006 shares with a cost of $9,734,774 and a market value of $10,222,326.

          PUTNAM MONEY MARKET--This program invests primarily in money market investments. At December 31, 1996, 885 participants held 11,192,525 shares with a cost of $11,192,525 and a market value of $11,192,525. At December 31, 1995, 16 participants held 697,360 shares with a cost and a market value of $697,360.

          PUTNAM INTERNATIONAL GROWTH FUND--This program seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States. At December 31, 1996, 1,006 participants held 672,393 shares with a cost of $10,106,065 and a market value of $10,106,065.


The investment programs offered prior to the above are described below. All assets were transferred out of these funds by the year ended December 31, 1994.

          FUND KN--This investment program consisted of shares of the Company's common stock.

          FUND K5--This investment program consisted of shares of the Company's common stock.

          FUND EQ--This program consisted of investment units in the Harris Trust and Savings Bank ("Harris") Index Fund, which is designed to track the Standard & Poor's 500 Stock Average ("S&P 500") and in the Harris Reserve Fund. The Index Fund consisted of investments in corporate common stocks selected by Harris from the S&P 500. The Index Fund did not include common stock of the Company.

          FUND BI--This program consisted of investments in an intermediate bond pool administered by Alliance Capital Management Corporation ("Alliance").

          FUND GI--This program consisted of investments in short-term U.S. Government Securities and was managed by the Ark Asset Management Company, Inc.


Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund.

The value of life insurance in force is not recorded in these financial statements.


     Benefits/Vesting

Obligations for distributions to participants who terminated from the Plan prior to December 31, 1996, but were not paid until subsequent to yearend were $319,000. Amounts related to 1995 were immaterial.

Participants have fully vested and nonforfeitable interests in their accounts at all times. Employees hired after January 1, 1995 are subject to a four-year vesting provision (25% per year of service) for Company contributions. Contributions may be withdrawn, with the approval of the Advisory Committee, in the event of unusual expenses connected with illness or disability, in the event that the money is necessary for children's college expenses, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $3,500, a lump-sum distribution will generally be made. If a participant's account is greater than $3,500, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity. Retirees may continue to leave their account in the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination , participants will become 100 percent vested in their accounts.

Effective September 1, 1994, participants may borrow from their deferral portion of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested deferral account balance. The loans are subject to certain restrictions, as defined in the Plan document and applicable restrictions under the IRC.


(2)  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Valuation

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Investments are accounted for at yearend fair market values. Participant loans are valued at cost, which approximates fair market value. Unrealized appreciation (depreciation) is the difference between the fair value at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. Therefore, the cost basis reflected in Note 1 represents revalued ERISA cost. The accompanying supplemental Schedule I reflects cost basis determined utilizing an original cost approach as required by ERISA.

     Other

The Company's annual contribution is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to yearend.

The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $76,000 and $60,000 for 1996 and 1995, respectively.

Benefits are recorded when paid.


     Reclassifications

Certain 1994 amounts have been reclassified to conform with the 1995 and 1996 presentation.

(3)  FEDERAL INCOME TAXES

The Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS") on August 23, 1996. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement date.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

(4)  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of K N Energy, Inc. common stock. The Plan had no reportable or prohibited party-in-interest transactions for the years ended December 31, 1996, 1995 and 1994. Certain Plan investments are shares of mutual funds managed by Putnam Investments,

Inc. Putnam Fiduciary Trust Company (the Trustee of the Plan) is a subsidiary of Putnam Investments, Inc. and therefore, these transactions qualify as party-in-interest.

(5)  PLAN MERGER

Effective March 27, 1996, the American Oil and Gas Corporation 401(k) Retirement and Savings Plan merged into the Plan. Some of the assets transferred into the Plan prior to December 31, 1995. All the remaining assets were transferred in as of March 27, 1996 and are shown in the 1996 and 1995 Statements of Income and Changes in Plan Equity as transfers from Related Plan.

(6)  SUBSEQUENT EVENT

Effective January 1, 1997 the Company contribution will be determined by the Board of Directors based on earning goals achieved by the Company.

                                                                    SCHEDULE I
                                                                   Page 1 of 2
                               K N ENERGY, INC.

                       PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                               DECEMBER 31, 1996


                                                      K N                                           Putnam
                                                  Energy, Inc.       Putnam        Putnam          Fund for          Putnam
                                                  Common Stock       Voyager       Global         Growth and         Income
                          ASSETS                      Fund            Fund       Growth Fund        Income            Fund
                          ------                  -----------     -----------     -----------     -----------     -----------


INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock              $67,052,748     $        --     $        --     $        --     $        --
       Voyager Fund                                        --      24,673,000              --              --              --
       Global Growth Fund                                  --              --              --              --              --
       Fund for Growth and Income                          --              --              --      17,550,702              --
       Income Fund                                         --              --              --              --       6,196,452
       International Growth Fund                           --              --              --              --              --
       U. S. Government Income Trust                       --              --              --              --              --
       Putnam Money Market                                 --              --              --              --              --
       Participant loans                                   --              --              --              --              --
                                                  -----------     -----------     -----------     -----------     -----------
                                                  $67,052,748     $24,673,000     $-              $17,550,702     $ 6,196,452
                                                  -----------     -----------     -----------     -----------     -----------
CASH                                                       --              --              --              --              --
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                       --              --              --              --              --
    Interest and dividends                                 --              --              --              --          19,822

                                                  -----------     -----------     -----------     -----------     -----------
           Total assets                           $67,052,748     $24,673,000     $-              $17,550,702     $ 6,216,274
                                                  ===========     ===========     ===========     ===========     ===========

       LIABILITIES AND PLAN EQUITY

LIABILITIES                                       $        --     $        --     $        --     $        --     $        --

PLAN EQUITY                                        67,052,748      24,673,000              --      17,550,702       6,216,274
                                                  -----------     -----------     -----------     -----------     -----------
           Total liabilities and Plan equity      $67,052,748     $24,673,000     $        --     $17,550,702     $ 6,216,274
                                                  ===========     ===========     ===========     ===========     ===========


                                                       Putnam            Putnam        Putnam
                                                   International    U. S. Government    Money            Loan
                          ASSETS                    Growth Fund       Income Trust      Market           Fund
                          ------                   ------------     ------------     -----------     ----------

INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock               $         --     $         --     $        --     $       --
       Voyager Fund                                          --               --              --             --
       Global Growth Fund                                    --               --              --             --
       Fund for Growth and Income                            --               --              --             --
       Income Fund                                           --               --              --             --
       International Growth Fund                     10,106,065               --              --             --
       U. S. Government Income Trust                         --               --              --             --
       Putnam Money Market                                   --               --      11,192,525             --
       Participant loans                                     --               --              --      1,434,084
                                                   ------------     ------------     -----------     ----------
                                                   $ 10,106,065     $         --     $11,192,525     $1,434,084
                                                   ============     ============     ===========     ==========
CASH                                                         --               --              --             --
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                         --               --              --             --
    Interest and dividends                                   --               --           3,968             --

                                                   ------------     ------------     -----------     ----------
           Total assets                            $ 10,106,065     $         --     $11,196,493     $1,434,084
                                                   ============     ============     ===========     ==========

       LIABILITIES AND PLAN EQUITY

LIABILITIES                                        $         --     $         --     $        --     $       --

PLAN EQUITY                                          10,106,065               --      11,196,493      1,434,084
                                                   ------------     ------------     -----------     ----------
           Total liabilities and Plan equity       $ 10,106,065     $         --     $11,196,493     $1,434,084
                                                   ============     ============     ===========     ==========



                          ASSETS                          Other            Total
                          ------                    ------------     -----------

INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock               $         --     $ 67,052,748
       Voyager Fund                                          --       24,673,000
       Global Growth Fund                                    --               --
       Fund for Growth and Income                            --       17,550,702
       Income Fund                                           --        6,196,452
       International Growth Fund                             --       10,106,065
       U. S. Government Income Trust                         --               --
       Putnam Money Market                                   --       11,192,525
       Participant loans                                     --        1,434,084
                                                   ------------     ------------
                                                   $         --     $138,205,576
                                                   ------------     ------------
CASH                                                     49,115           49,115
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                  6,654,828        6,654,828
    Interest and dividends                                   --           23,790
                                                   ------------     ------------
           Total assets                            $  6,703,943     $144,933,309
                                                   ============     ============

       LIABILITIES AND PLAN EQUITY

LIABILITIES                                        $         --     $         --

PLAN EQUITY                                           6,703,943      144,933,309
                                                   ------------     ------------
           Total liabilities and Plan equity       $  6,703,943     $144,933,309
                                                   ============     ============


        The accompanying notes to financial statements are an integral part of this schedule.

                                                                    SCHEDULE I
                                                                   Page 2 of 2


                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


                   ALLOCATION OF PLAN ASSETS AND LIABILITIES
                             TO INVESTMENT PROGRAMS

                               DECEMBER 31, 1995




                                                       K N                                             Putnam
                                                   Energy, Inc.         Putnam         Putnam         Fund for         Putnam
                                                   Common Stock        Voyager         Global        Growth and        Income
                            ASSETS                     Fund             Fund        Growth Fund        Income           Fund
                            ------                 ------------     -----------     -----------     -----------     -----------

INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock                $53,171,364     $        --     $        --     $        --     $        --
       Voyager Fund                                          --      21,101,795              --              --              --
       Global Growth Fund                                    --              --       8,551,622              --              --
       Fund for Growth and Income                            --              --              --      14,194,547              --
       Income Fund                                           --              --              --              --       6,978,673
       U. S. Government Income Trust                         --              --              --              --              --
       Putnam Money Market                                   --              --              --              --              --
       Participant loans                                     --              --              --              --              --
                                                    -----------     -----------     -----------     -----------     -----------
                                                     53,171,364      21,101,795       8,551,622      14,194,547       6,978,673
                                                    -----------     -----------     -----------     -----------     -----------
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                         --              --              --              --              --
    Interest and dividends                                   --              --              --              --          20,955
                                                    -----------     -----------     -----------     -----------     -----------
              Total assets                          $53,171,364     $21,101,795     $ 8,551,622     $14,194,547     $ 6,999,628
                                                    ===========     ===========     ===========     ===========     ===========

       LIABILITIES AND PLAN EQUITY

LIABILITIES                                         $        --     $        --     $        --     $        --     $        --

PLAN EQUITY                                          53,171,364      21,101,795       8,551,622      14,194,547       6,999,628
                                                    -----------     -----------     -----------     -----------     -----------
              Total liabilities and plan equity     $53,171,364     $21,101,795     $ 8,551,622     $14,194,547     $ 6,999,628
                                                    ===========     ===========     ===========     ===========     ===========


                                                       Putnam            Putnam
                                                  U. S. Government        Money         Loan
                            ASSETS                  Income Trust         Market         Fund           Other              Total
                            ------                  ------------       ----------     ----------     ------------     ------------

INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock                $        --        $       --     $       --     $         --     $ 53,171,364
       Voyager Fund                                          --                --             --               --       21,101,795
       Global Growth Fund                                    --                --             --               --        8,551,622
       Fund for Growth and Income                            --                --             --               --       14,194,547
       Income Fund                                           --                --             --               --        6,978,673
       U. S. Government Income Trust                 10,222,326                --             --               --       10,222,326
       Putnam Money Market                                   --           697,360             --               --          697,360
       Participant loans                                     --                --      1,100,816               --        1,100,816
                                                    -----------        ----------     ----------     ------------     ------------
                                                     10,222,326           697,360      1,100,816               --      116,018,503
                                                    -----------        ----------     ----------     ------------     ------------
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                         --                --             --        5,062,761        5,062,761
    Interest and dividends                               42,745             1,210             --               --           64,910
                                                    -----------        ----------     ----------     ------------     ------------
              Total assets                          $10,265,071        $  698,570     $1,100,816     $  5,062,761     $121,146,174
                                                    ===========        ==========     ==========     ============     ============

       LIABILITIES AND PLAN EQUITY

LIABILITIES                                         $        --        $       --     $       --     $         --     $         --

PLAN EQUITY                                          10,265,071           698,570      1,100,816        5,062,761      121,146,174
                                                    -----------        ----------     ----------     ------------     ------------
              Total liabilities and plan equity     $10,265,071        $  698,570     $1,100,816     $  5,062,761     $121,146,174
                                                    ===========        ==========     ==========     ============     ============


        The accompanying notes to financial statements are an integral part of this schedule.

                                                                   SCHEDULE II
                                                                   Page 1 of 3

                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


                 ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN
                         EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                               K N                                                Putnam
                                           Energy, Inc.         Putnam           Putnam          Fund for             Putnam
                                           Common Stock        Voyager           Global         Growth and            Income
                                               Fund              Fund          Growth Fund        Income               Fund
                                           ------------      ------------      -----------      ------------      -----------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $         --      $         --      $        --      $         --      $        --
    Employee                                  1,102,446         1,148,826          485,041           644,504          182,939
                                           ------------      ------------      -----------      ------------      -----------
LOAN ACTIVITY, net                             (115,630)           (8,373)          (2,528)          (47,307)          (7,012)
                                           ------------      ------------      -----------      ------------      -----------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of
       investments (Note 2)                  17,935,301         1,139,002          732,690         1,640,585         (206,665)
    Interest                                         --                --               --                --               --
    Dividends                                 1,907,463         1,560,590          720,642         1,497,053          456,301
                                           ------------      ------------      -----------      ------------      -----------
              Total earnings from
                investments                  19,842,764         2,699,592        1,453,332         3,137,638          249,636
                                           ------------      ------------      -----------      ------------      -----------
DISTRIBUTIONS:
    Directly to participants                 (7,850,675)       (2,696,733)        (918,176)       (2,277,986)      (1,217,577)
    To insurance company for
       provision of benefits,
       net of policy dividends                       --                --               --                --               --
    Administration fees                          (1,442)           (2,209)            (816)           (2,285)            (611)
    Payments to insurance carriers              (15,791)           (6,129)          (3,279)           (4,333)          (2,193)
                                           ------------      ------------      -----------      ------------      -----------
              Total distributions            (7,867,908)       (2,705,071)        (922,271)       (2,284,604)      (1,220,381)
                                           ------------      ------------      -----------      ------------      -----------

TRANSFERS TO (FROM) INVESTMENT
     PROGRAMS (Note 1)                          919,712         2,436,231       (9,565,196)        1,905,924           11,464

TRANSFERS FROM RELATED PLAN
                                                     --                --               --                --               --
                                           ------------      ------------      -----------      ------------      -----------
NET INCREASE (DECREASE) IN PLAN
     EQUITY                                  13,881,384         3,571,205       (8,551,622)        3,356,155         (783,354)
    DURING THE YEAR

PLAN EQUITY, beginning of year               53,171,364        21,101,795        8,551,622        14,194,547        6,999,628
                                           ------------      ------------      -----------      ------------      -----------
PLAN EQUITY, end of year                   $ 67,052,748      $ 24,673,000      $        --      $ 17,550,702      $ 6,216,274
                                           ============      ============      ===========      ============      ===========

                                             Putnam
                                         International          Putnam           Putnam
                                             Growth        U. S. Government       Money           Loan
                                              Fund           Income Trust        Market           Fund
                                           -----------     ------------      ------------      -----------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $        --     $         --      $         --      $        --
    Employee                                        --          258,316            35,357               --
                                           -----------     ------------      ------------      -----------
LOAN ACTIVITY, net                                  --            1,544            (8,517)         299,223
                                           -----------     ------------      ------------      -----------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of
       investments (Note 2)                         --         (281,248)               --               --
    Interest                                        --               --                --          102,011
    Dividends                                       --          623,370            51,849               --
                                           -----------     ------------      ------------      -----------
              Total earnings from
                investments                         --          342,122            51,849          102,011
                                           -----------     ------------      ------------      -----------
DISTRIBUTIONS:
    Directly to participants                        --       (1,925,643)       (1,500,660)         (67,965)
    To insurance company for
       provision of benefits,
       net of policy dividends                      --               --                --               --
    Administration fees                             --           (1,741)              (90)              (1)
    Payments to insurance carriers                  --           (5,343)               --               --
                                           -----------     ------------      ------------      -----------
              Total distributions                   --       (1,932,727)       (1,500,750)         (67,966)
                                           -----------     ------------      ------------      -----------

TRANSFERS TO (FROM) INVESTMENT
     PROGRAMS (Note 1)                      10,106,065       (8,934,326)       11,919,984               --

TRANSFERS FROM RELATED PLAN
                                                    --               --                --               --
                                           -----------     ------------      ------------      -----------
NET INCREASE (DECREASE) IN PLAN
     EQUITY                                 10,106,065      (10,265,071)       10,497,923          333,268
    DURING THE YEAR

PLAN EQUITY, beginning of year                      --       10,265,071           698,570        1,100,816
                                           -----------     ------------      ------------      -----------
PLAN EQUITY, end of year                   $10,106,065     $         --      $ 11,196,493      $ 1,434,084
                                           ===========     ============      ============      ===========







                                               Other            Total
                                           -----------      -------------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $ 6,659,842      $   6,659,842
    Employee                                        --          3,857,429
                                           -----------      -------------
LOAN ACTIVITY, net                            (111,400)                --
                                           -----------      -------------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of
       investments (Note 2)                         --         20,959,665
    Interest                                    24,637            126,648
    Dividends                                       --          6,817,268
                                           -----------      -------------
              Total earnings from
                investments                     24,637         27,903,581
                                           -----------      -------------
DISTRIBUTIONS:
    Directly to participants                        --        (18,455,415)
    To insurance company for
       provision of benefits,
       net of policy dividends                      --                 --
    Administration fees                             (1)            (9,196)
    Payments to insurance carriers                  --            (37,068)
                                           -----------      -------------
              Total distributions                   (1)       (18,501,679)
                                           -----------      -------------

TRANSFERS TO (FROM) INVESTMENT
     PROGRAMS (Note 1)                      (8,799,858)                --

TRANSFERS FROM RELATED PLAN
                                             3,867,962          3,867,962
                                           -----------      -------------
NET INCREASE (DECREASE) IN PLAN
     EQUITY DURING THE YEAR                  1,641,182         23,787,135

PLAN EQUITY, beginning of year               5,062,761        121,146,174
                                           -----------      -------------
PLAN EQUITY, end of year                   $ 6,703,943      $ 144,933,309
                                           ===========      =============


        The accompanying notes to financial statements are an integral part of this schedule.

                                                                   SCHEDULE II
                                                                   Page 2 of 3
                                K N ENERGY, INC.

                              PROFIT SHARING AND SAVINGS PLAN


  ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                K N                                                Putnam
                                            Energy, Inc.         Putnam          Putnam           Fund for          Putnam
                                            Common Stock        Voyager          Global          Growth and         Income
                                                Fund              Fund         Growth Fund         Income            Fund
                                           ------------      ------------      -----------      ------------      -----------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $         --      $         --      $        --      $         --      $        --
    Employee                                  1,237,494           857,036          512,214           528,051          227,680
                                           ------------      ------------      -----------      ------------      -----------
LOAN ACTIVITY, net                             (251,111)         (105,720)         (56,334)          (54,284)          (8,173)
                                           ------------      ------------      -----------      ------------      -----------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation)
     in market value of investments
     (Note 2)                                10,310,590         4,994,664          690,341         3,059,321          780,531
    Interest                                         --                --               --                --               --
    Dividends                                 1,926,733         1,125,040          475,523           956,596          494,376
                                           ------------      ------------      -----------      ------------      -----------
              Total earnings from
                 investments                 12,237,323         6,119,704        1,165,864         4,015,917        1,274,907
                                           ------------      ------------      -----------      ------------      -----------
DISTRIBUTIONS:
    Directly to participants                 (5,725,961)       (2,170,982)        (999,084)       (2,361,029)      (1,333,160)
    To insurance company for
     provision of benefits,
       net of policy dividends                   (8,101)           (2,276)          (1,599)           (1,964)          (1,111)
    Administration fees                          (1,430)           (2,284)            (998)           (1,330)            (711)
                                           ------------      ------------      -----------      ------------      -----------
              Total distributions            (5,735,492)       (2,175,542)      (1,001,681)       (2,364,323)      (1,334,982)
                                           ------------      ------------      -----------      ------------      -----------
TRANSFERS TO (FROM)INVESTMENT PROGRAMS
     (Note 1)                                  (240,808)        1,151,536         (570,593)          833,532          (43,148)

TRANSFERS FROM RELATED PLAN                      21,702             9,807           24,010             9,017            2,683
                                           ------------      ------------      -----------      ------------      -----------
NET INCREASE (DECREASE) IN PLAN
     EQUITY DURING THE YEAR                   7,269,108         5,856,821           73,480         2,967,910          118,967

PLAN EQUITY, beginning of year               45,902,256        15,244,974        8,478,142        11,226,637        6,880,661
                                           ------------      ------------      -----------      ------------      -----------
PLAN EQUITY, end of year                   $ 53,171,364      $ 21,101,795      $ 8,551,622      $ 14,194,547      $ 6,999,628
                                           ============      ============      ===========      ============      ===========

                                               Putnam           Putnam
                                          U. S. Government      Money            Loan
                                            Income Trust        Market           Fund             Other            Total
                                           ------------      -----------      -----------      -----------      -------------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $         --      $        --      $        --      $ 5,062,761      $   5,062,761
    Employee                                    348,408            6,560               --               --          3,717,443
                                           ------------      -----------      -----------      -----------      -------------
LOAN ACTIVITY, net                                7,425              381          584,611         (116,795)                --
                                           ------------      -----------      -----------      -----------      -------------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation)
     in market value of investments
     (Note 2)                                   834,904               --               --               --         20,670,351
    Interest                                         --               --           63,455               --             63,455
    Dividends                                   754,126           16,346               --               --          5,748,740
                                           ------------      -----------      -----------      -----------      -------------
              Total earnings from
                 investments                  1,589,030           16,346           63,455               --         26,482,546
                                           ------------      -----------      -----------      -----------      -------------
DISTRIBUTIONS:
    Directly to participants                 (2,429,205)        (343,565)         (73,533)              --        (15,436,519)
    To insurance company for
     provision of benefits,
       net of policy dividends                   (1,887)            (105)              --               --            (17,043)
    Administration fees                          (2,637)             (60)              --               --             (9,450)
                                           ------------      -----------      -----------      -----------      -------------
              Total distributions            (2,433,729)        (343,730)         (73,533)              --        (15,463,012)
                                           ------------      -----------      -----------      -----------      -------------
TRANSFERS TO (FROM)INVESTMENT PROGRAMS
     (Note 1)                                   195,492        1,019,013               --       (2,345,024)                --

TRANSFERS FROM RELATED PLAN                      26,676               --               --          116,795            210,690
                                           ------------      -----------      -----------      -----------      -------------
NET INCREASE (DECREASE) IN PLAN
     EQUITY DURING THE YEAR                    (266,698)         698,570          574,533        2,717,737         20,010,428

PLAN EQUITY, beginning of year               10,531,769               --          526,283        2,345,024        101,135,746
                                           ------------      -----------      -----------      -----------      -------------
PLAN EQUITY, end of year                   $ 10,265,071      $   698,570      $ 1,100,816      $ 5,062,761      $ 121,146,174
                                           ============      ===========      ===========      ===========      =============


        The accompanying notes to financial statements are an integral part of this schedule.

                                                                   SCHEDULE II
                                                                   Page 3 of 3


                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


    ALLOCATION OF PLAN INCOME AND CHANGES PLAN EQUITY TO INVESTMENT PROGRAMS

                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                                K N                                                Putnam
                                            Energy, Inc.          Putnam          Putnam           Fund for          Putnam
                                            Common Stock         Voyager          Global          Growth and         Income
                                                Fund              Fund         Growth Fund          Income            Fund
                                           ------------      ------------      -----------      ------------      -----------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $         --      $         --      $        --      $         --      $        --
    Employee                                    565,483           387,136          253,273           255,573          119,720
                                           ------------      ------------      -----------      ------------      -----------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments
       (Note 2)                               2,542,167          (631,016)        (642,110)       (1,026,625)        (211,896)
    Interest                                         --                --               --                --               --
    Dividends                                   961,880           649,170          283,267           549,945          194,606
                                           ------------      ------------      -----------      ------------      -----------
          Total earnings from
               investments                    3,504,047            18,154         (358,843)         (476,680)         (17,290)
                                           ------------      ------------      -----------      ------------      -----------
DISTRIBUTIONS:
    Directly to participants                   (753,357)         (202,677)        (242,624)         (159,392)        (139,658)
    To insurance company for provision
       of benefits, net of policy
       dividends                                 (4,004)           (1,151)            (886)           (1,038)            (565)
                                           ------------      ------------      -----------      ------------      -----------
Total distributions                            (757,361)         (203,828)        (243,510)         (160,430)        (140,223)
                                           ------------      ------------      -----------      ------------      -----------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS AND 401(k) PLAN
    (Note 1)                                 42,590,087        15,043,512        8,827,222        11,608,174        6,918,454
                                           ------------      ------------      -----------      ------------      -----------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                   45,902,256        15,244,974        8,478,142        11,226,637        6,880,661

PLAN EQUITY, beginning of year                       --                --               --                --               --
                                           ------------      ------------      -----------      ------------      -----------
PLAN EQUITY, end of year                   $ 45,902,256      $ 15,244,974      $ 8,478,142      $ 11,226,637      $ 6,880,661
                                           ============      ============      ===========      ============      ===========


                                             Putnam
                                          U. S. Government
                                           Income Trust          Fund KN         Fund K5           Fund EQ           Fund BI
                                            -----------      ------------      -----------      ------------      -----------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $         --      $         --      $        --      $         --      $        --
    Employee                                    138,597                --               --                --               --
                                            -----------      ------------      -----------      ------------      -----------
EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments
       (Note 2)                                (331,700)       (4,301,879)        (908,359)         (658,737)        (205,376)
    Interest                                         --                --               --            (1,570)              --
    Dividends                                   328,899           567,107          145,878           204,383               --
                                            -----------      ------------      -----------      ------------      -----------
          Total earnings from
               investments                       (2,801)       (3,734,772)        (762,481)         (455,924)        (205,376)
                                            -----------      ------------      -----------      ------------      -----------
DISTRIBUTIONS:
    Directly to participants                   (480,194)         (559,531)         (70,311)         (161,703)        (286,915)
    To insurance company for provision
       of benefits, net of policy
       dividends                                 (1,167)               --               --                --               --
                                            -----------      ------------      -----------      ------------      -----------
Total distributions                            (481,361)         (559,531)         (70,311)         (161,703)        (286,915)
                                            -----------      ------------      -----------      ------------      -----------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS AND 401(k) PLAN
    (Note 1)                                 10,877,334       (25,396,213)      (6,426,580)      (14,356,911)      (6,252,317)
                                            -----------      ------------      -----------      ------------      -----------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                   10,531,769       (29,690,516)      (7,259,372)      (14,974,538)      (6,744,608)

PLAN EQUITY, beginning of year                       --        29,690,516        7,259,372        14,974,538        6,744,608
                                            -----------      ------------      -----------      ------------      -----------
PLAN EQUITY, end of year                    $10,531,769      $         --      $        --      $         --      $        --
                                            ===========      ============      ===========      ============      ===========


                                                               Loan
                                              Fund GI          Fund          Other             Total
                                           ------------      --------     ----------     -------------

CONTRIBUTIONS (Notes 1 and 2):
    Employer                               $         --      $     --     $2,324,070     $   2,324,070
    Employee                                         --       526,283             --         2,246,065
                                           ------------      --------     ----------     -------------
EARNINGS FROM
INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments
       (Note 2)                                (249,703)           --             --        (6,625,234)
    Interest                                    387,129            --             --           385,559
    Dividends                                        --            --             --         3,885,135
                                           ------------      --------     ----------     -------------
          Total earnings from
               investments                      137,426            --             --        (2,354,540)
                                           ------------      --------     ----------     -------------
DISTRIBUTIONS:
    Directly to participants                 (1,275,326)           --             --        (4,331,688)
    To insurance company for provision
       of benefits, net of policy
       dividends                                     --            --             --            (8,811)
                                           ------------      --------     ----------     -------------
Total distributions                          (1,275,326)           --             --        (4,340,499)
                                           ------------      --------     ----------     -------------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS AND 401(k) PLAN
    (Note 1)                                (21,728,460)           --         20,954        21,725,256
                                           ------------      --------     ----------     -------------
NET INCREASE
(DECREASE) IN PLAN
    EQUITY DURING THE YEAR                  (22,866,360)      526,283      2,345,024        19,600,352

PLAN EQUITY, beginning of year               22,866,360            --             --        81,535,394
                                           ------------      --------     ----------     -------------
PLAN EQUITY, end of year                   $         --      $526,283     $2,345,024     $ 101,135,746
                                           ============      ========     ==========     =============


          The accompanying notes to financial statements are integral part this schedule.

                                                                  SCHEDULE III

                                K N ENERGY, INC.


                        PROFIT SHARING AND SAVINGS PLAN

         ITEM 27a--SCHEDULE OF PLAN ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996


                                                                                  Number of
                                                                                  Shares or                           Market
  Identity of Party Involved          Description of Asset                         Units             Cost*            Value
  --------------------------          --------------------                         -----             -----            -----

Putnam Investments                 * * K N Energy, Inc. Common Stock             1,708,350.279     $16,488,176    $ 67,052,748

Putnam Investments                 * * Putnam Voyager Fund                       1,530,583.136      20,300,553      24,673,000

Putnam Investments                 * * Putnam Global Growth Fund                       -               -               -

Putnam Investments                 * * Putnam Fund for Growth and Income           973,956.834      14,554,501      17,550,702

Putnam Investments                 * * Putnam Income Fund                          883,944.665       5,955,009       6,196,452

Putnam Investments                 * * Putnam International Growth Fund            672,392.857      10,106,065      10,106,065

Putnam Investments                 * * Putnam U.S. Government Income Trust             -               -               -

Putnam Investments                 * * Putnam Money Market                      11,192,524.490      11,192,525      11,192,525

Participant Loans                  * * Interest rates ranging from 7.75% to
                                       10.81%                                          -             1,434,084       1,434,084

                                                                                                   -----------    ------------

                                                                                                   $80,030,913    $138,205,576
                                                                                                   ===========    ============


*    Determined using original historical cost
* *  Party-in-interest


         The accompanying notes to financial statements are an integral part of this schedule.

                                                                   SCHEDULE IV
                               K N ENERGY, INC.


                                 PROFIT SHARING
                                AND SAVINGS PLAN

                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                   Number of
                                                  Transactions
   Identity of           Description of         ----------------     **Purchase         **Sales          Cost
  Party Involved          Transaction           Purchases  Sales        Price            Price           Basis         Gain
  --------------          -----------           ---------  -----        -----            -----           -----         ----

Putnam Investments:    Putnam Fund For
                          Growth and Income         274     544      $  3,410,592    $  7,927,107    $  7,421,931   $   505,176

                       Putnam Voyager Fund          315     592         4,829,671      10,087,610       9,235,062       852,548

                      * K N Energy, Inc.
                          Common Stock              130     310         3,606,050      19,646,791      14,782,234     4,864,557

                        Putnam Global Growth
                          Fund                      203     450         1,677,759      14,063,891      13,219,008       844,883

                        Putnam International
                          Growth Fund                 1       -        10,106,065               -               -             -

                        Putnam Money Market         212      92        12,502,992      14,472,682      14,472,682             -

                        Putnam U S Government
                          Income Trust              178     548         2,492,611      16,087,032      15,884,121       202,911


*  Party-in-interest
** The current value of the assets on the transaction date is equal to the purchase/sales price on that date.


        The accompanying notes to financial statements are an integral part of this statement.